Report of Independent Registered Public Accounting Firm



To the Audit Committee of the Board of Directors of Synergx Systems Inc.


We have audited the accompanying consolidated balance sheet of Synergx Systems Inc. and its subsidiaries (the "Company") as of September 30, 2006 and the related consolidated statements of operations, stockholders' equity, and cash flows for the years ended September 30, 2006 and 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor are we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's control over financial reporting. Accordingly, we express no opinion. An audit also includes examining on a test basis evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Synergx Systems Inc. and its subsidiaries as of September 30, 2006 and the consolidated results of their operations and their cash flows for the years ended September 30, 2006 and 2005, in conformity with accounting principles generally accepted in the United States of America.

/s/ MARCUM & KLIEGMAN LLP
New York, NY

December 12, 2006 except for Note 5 which is as of December 26, 2006

                      SYNERGX SYSTEMS INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET

                                                                September 30,
                                                                    2006
                                                                -----------
ASSETS

CURRENT ASSETS
  Cash and cash equivalents                                     $   273,000
  Accounts receivable, principally trade, less allowance
     for doubtful accounts of $352,685                            6,019,000
  Inventories, net                                                2,040,000
  Deferred taxes                                                    516,000
  Prepaid expenses and other current assets                         213,000
  Income tax receivable                                              82,000
                                                                -----------
                             TOTAL CURRENT ASSETS                 9,143,000
                                                                -----------

PROPERTY AND EQUIPMENT -at cost, less
   accumulated depreciation and amortization of $1,611,000          776,000

OTHER ASSETS                                                        207,000

DEFERRED TAXES                                                        4,000
                                                                -----------
                             TOTAL ASSETS                       $10,130,000
                                                                ===========






See accompanying Notes to the  Consolidated Financial Statements

                      SYNERGX SYSTEMS INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET




                                                                September 30,
                                                                     2006
                                                                 -----------
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

   Notes payable - current portion                               $    27,000
   Accounts payable and accrued expenses                           2,075,000
   Deferred revenue                                                  904,000

                                                                 -----------
                             TOTAL CURRENT LIABILITIES             3,006,000



   Note payable to bank                                              929,000
   Notes payable - less current portion                               90,000

                                                                 -----------
                             TOTAL LIABILITIES                     4,025,000
                                                                 -----------


STOCKHOLDERS' EQUITY

  Preferred stock, 2,000,000 shares authorized-
     none issued and outstanding                                          --
  Common stock, 10,000,000 shares authorized, $.001
     par value; issued and outstanding 5,210,950 shares                5,000
  Additional Paid in Capital                                       6,804,000
  Accumulated deficit                                               (704,000)
                                                                 -----------
TOTAL STOCKHOLDERS' EQUITY                                         6,105,000
                                                                 -----------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                       $10,130,000
                                                                 ===========






See accompanying Notes to the  Consolidated Financial Statements

                      SYNERGX SYSTEMS INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                          For the Years Ended September 30,
                                                                2006            2005
                                                                ----            ----
Product sales                                              $ 10,059,000    $ 12,358,000
Subcontract sales                                               665,000         475,000
Service revenue                                               5,101,000       4,798,000
                                                            ------------    ------------
Total revenues                                               15,825,000      17,631,000
                                                            ------------    ------------

Cost of product sales                                         7,381,000       8,692,000
Cost of subcontract sales                                       538,000         384,000
Cost of service revenue                                       2,738,000       3,122,000
Selling, general and administrative                           5,389,000       4,993,000
Depreciation and amortization                                   178,000         147,000
                                                            ------------    ------------
Total operating expenses                                     16,224,000      17,338,000

(Loss) income from operations                                  (399,000)        293,000

Other expenses:
  Interest expense                                             (106,000)       (111,000)
  (Loss) on equity investment                                  (437,000)        (76,000)
                                                            ------------    ------------
Total other expenses                                           (543,000)       (187,000)
                                                            ------------    ------------
(Loss) income before (benefit) provision for income taxes      (942,000)        106,000
                                                            ------------    ------------
(Benefit) provision for income taxes:
   Current                                                      (76,000)         49,000
   Deferred                                                    (253,000)          7,000
                                                            ------------    ------------
                                                               (329,000)         56,000
                                                            ------------    ------------
(Loss) income from continuing operations                       (613,000)         50,000

Discontinued operations (Note 3):
   (Loss) income from discontinued operations                  (201,000)        134,000
   Deferred income tax (benefit) provision                      (69,000)         54,000
                                                            ------------    ------------
(Loss) income from discontinued operations                     (132,000)         80,000

Net (loss) income                                           $  (745,000)   $    130,000

                                                            ============   =============
(Loss) Per Common Share:
  Basic (loss) income  from continuing operations           $     (0.12)   $       0.01
  Basic (loss) income from discontinued operations          $     (0.02)   $       0.02
                                                            ------------   -------------
  Basic (loss) income Per Share                             $     (0.14)   $       0.03
                                                            ============   =============

  Diluted (loss) income  from continuing operations         $     (0.12)   $       0.01
  Diluted (loss) income from discontinued operations        $     (0.02)   $       0.02
                                                            ------------   -------------
  Diluted (loss) income Per Share                           $     (0.14)   $       0.03
                                                            ============   =============

Weighted average number of common shares outstanding-basic    5,206,453       5,171,721

Weighted average number of common and
   common shares equivalents outstanding-diluted              5,206,453       5,193,276

See accompanying Notes to the  Consolidated Financial Statements

                     SYNERGX SYSTEMS INC. and SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                 FOR THE YEARS ENDED SEPTEMBER 30, 2006 and 2005

                                                                                                  (ACCUMULATED
                                           TOTAL                                   ADDITIONAL       DEFICIT)/
                                       STOCKHOLDERS'        COMMON  STOCK            PAID IN        RETAINED
                                         EQUITY          SHARES         AMOUNT       CAPITAL        EARNINGS
                                       -----------    -----------    -----------   -----------    -----------
Balance at September 30, 2004          $ 6,648,000      5,136,862        $ 5,000   $ 6,732,000   $    (89,000)

Exercise of employee stock options          28,000         55,256                       28,000

Tax benefit of stock option exercise        25,000                                      25,000

Net Income                                 130,000                                                    130,000
                                       -----------    -----------    -----------   -----------    -----------
Balance at September 30, 2005          $ 6,831,000      5,192,118        $ 5,000   $ 6,785,000   $     41,000

Exercise of employee stock options           9,000         18,832                        9,000

Tax benefit of stock option exercise        10,000                                      10,000

Net (Loss)                                (745,000)                                                  (745,000)
                                       -----------    -----------    -----------   -----------    -----------
Balance at September 30, 2006          $ 6,105,000    $ 5,210,950        $ 5,000   $ 6,804,000   $   (704,000)
                                       ===========    ===========    ===========   ===========    ===========


See accompanying Notes to the Consolidated Financial Statements.

                      SYNERGX SYSTEMS INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                For the Years Ended
                                                                                    September 30,
                                                                                  2006          2005
                                                                                  -----         -----
OPERATING ACTIVITIES
Net (Loss) income from continuing operations                                   $(613,000)   $  50,000
 Adjustments to reconcile net (loss) income to net cash
     provided by operating activities:
         Depreciation and amortization *                                         193,000      161,000
         Deferred tax (benefit)                                                 (253,000)      32,000
         Loss on equity investment                                               437,000       76,000
  Changes in operating assets and liabilities:
    Accounts receivable, net                                                     290,000     (884,000)
    Inventories                                                                  167,000      255,000
    Prepaid expenses and other current assets                                     43,000       (9,000)
    Income Tax Receivable                                                        (82,000)
    Other assets                                                                  24,000      (27,000)
    Accounts payable and accrued expenses                                       (464,000)     275,000
    Deferred revenue                                                             194,000       82,000
                                                                               ---------    ---------
Net cash (used in) provided by continuing operations                             (64,000)      11,000
Net cash provided by operating activities of discontinued operation              158,000      407,000
                                                                               ---------    ---------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                         94,000      418,000
                                                                               ---------    ---------
INVESTING ACTIVITIES
  Restricted cash                                                                             (51,000)
  Purchases of property and equipment                                           (256,000)    (280,000)
                                                                               ---------    ---------
Net cash (used in) continuing operations                                        (256,000)    (331,000)
Net cash (used in) provided by investing activities of discontinued operations   518,000       (8,000)
                                                                               ---------    ---------
NET CASH PROVIDED BY  (USED IN)  INVESTING ACTIVITIES                            262,000     (339,000)
                                                                               ---------    ---------
FINANCING ACTIVITIES
  Principal payments on notes payable                                            (11,000)      (8,000)
  Payments and proceeds from note payable bank - net                            (520,000)    (466,000)
  Proceeds from exercise of stock options and warrants                             9,000       28,000
                                                                               ---------    ---------
Net cash (used in) continuing operations                                        (522,000)    (446,000)
Net cash (used in) financing activities of discontinued operations               (27,000)     (21,000)
                                                                               ---------    ---------
NET CASH (USED IN) FINANCING ACTIVITIES                                         (549,000)    (467,000)

NET (DECREASE) IN CASH AND CASH EQUIVALENTS                                     (193,000)    (388,000)

Cash and cash equivalents at beginning of the year                               466,000      854,000
                                                                               ---------    ---------
Cash and cash equivalents at end of the year                                   $ 273,000    $ 466,000
                                                                               =========    =========
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the year for:
     Income taxes                                                              $  48,000    $   7,000
     Interest                                                                  $ 105,000    $  89,000

NON-CASH INVESTING AND FINANCING ACTIVITIES
  Included in the year ended September 30, 2006, was the purchase of equipment for $116,000 through financing.

Tax benefits of $10,000 and $25,000 from employees stock options exercise were recorded in the years ended September 30, 2006 and 2005, respectively.

* Depreciation of $15,000 and $14,000 is included in cost of product sales for the years ended September 30, 2006 and 2005, respectively.

See accompanying Notes to the Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Business

Synergx Systems Inc. and Subsidiaries (the "Company") operates in one industry segment: the design, manufacture, distribution, marketing and service of a variety of data communications products and systems with applications in the fire alarm, life safety, transit, security and communications industry. The Company conducts its business principally in the New York Metropolitan area.

Principles of Consolidation

The consolidated financial statements include the accounts of Synergx Systems Inc. and its subsidiaries, all of which are wholly owned. The principal operating subsidiaries are: Casey Systems Inc. ("Casey"), and Systems Service Technology Corp. ("SST"), and General Sound (Texa) Company ("General Sound"), which was sold in May 2006 and is reflected as a discontinued operation. See
Note 3 Discontinued Operations. In addition, the Company has a payroll disbursing subsidiary FT Clearing Inc. and a subsidiary that holds the investment in Secure 724 LP, Comco Technologies Inc. Significant intercompany items and transactions have been eliminated in consolidation.

Reclassification

Certain accounts in the prior period financial statements have be reclassified for comparison purposes to conform to the presentation in the current period financial statements. These classifications have no effect on the previously reported net income.

Revenue Recognition

Product sales include sales of systems, which are similar in nature, that involve fire alarm, life safety and security (CCTV and card access), transit (train station platforms and on board systems) and communication (paging, announcement and audio/visual). Product sales represent sales of products along with the integration of technical services at a fixed price under a contract with an electrical contractor or end user customer (building owner or tenant), or customer agent. Product sales for long term contracts are recognized, using the percentage-of-completion method of accounting. The effects of changes in contract terms are reflected in the accounting period in which they become known. Contract terms provide for billing schedules that differ from revenue recognition and give rise to costs and estimated profits in excess billings, and billings in excess of costs and estimated profits. Costs and estimated profits in excess of billing were $47,000 at September 30, 2006 and have been included in other current assets. Billings in excess of costs and estimated profits were $109,000 at September 30, 2006 and have been included in deferred revenue. Product sales for short term contracts are recognized when the services are preformed or the product has been delivered, which is when title to the product and risk of loss have been substantially transferred to the customer and collection is reasonably assured.

Subcontract sales principally represent revenues related to electrical installation of wiring and piping performed by others for the Company when the Company acts as the prime contractor and sells its products along with electrical installation. Revenue is recognized when these services are preformed at the job site.

Service revenue from separate maintenance contracts is recognized on a straight-line basis over the terms of the respective contract, which is generally one year. The unearned service revenue from these contracts is included in current liabilities as deferred revenue. Non-contract service revenue is recognized when services are performed.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

Accounts receivable are reported net of an allowance for doubtful accounts. The adequacy of the allowance is determined by management based on a periodic review of the status of the individual accounts receivable.

Inventories

Inventories are priced at the lower of cost (first-in, first-out) or market and consist primarily of raw materials and at September 30, 2006 reflects an inventory allowance of $392,000.

Property and Equipment

Property and equipment are stated at historical cost. Leases meeting the criteria for capitalization are recorded at the present value of future lease payments.

Depreciation and amortization of machinery and equipment and furniture and fixtures are provided primarily by the straight-line method over their estimated useful lives. The Company depreciates machinery and equipment over periods of 3 to 10 years and amortizes leasehold improvements and assets acquired under capitalized leases utilizing the straight-line method over the life of the lease or the economic useful life, whichever is shorter.

Other Assets

Other assets consist of security deposits of $48,000, goodwill related to the acquisition of Casey Systems of approximately $34,000, and restricted cash on deposit with the Company's bank of $125,000.

The Company does not amortize goodwill but evaluates whether the carrying value of goodwill has become impaired. This evaluation is performed on annual basis each fiscal year end. The Company has determined that there was no impairment of goodwill at September 30, 2006.

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs for the years ended September 30, 2006 and 2005 amounted to $45,000 and $35,000, respectively.





Research and Development Costs

Research  and  development   costs  are  expensed  as  incurred.   Research  and
development costs for the years ended September 30, 2006 and 2005 amounted to $114,000 and $121,000, respectively.

Income Taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Under SFAS No. 109, the asset and liability method is used to determine deferred tax assets and liabilities based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Earnings Per Share

SFAS No. 128 "Earnings Per Share" requires companies to report basic and diluted earnings per share ("EPS") computations. Basic EPS excludes dilution and is based on the weighted-average common shares outstanding and diluted EPS gives effect to potential dilution of securities that could share in the earnings of the Company. Diluted EPS reflects the assumed issuance of shares with respect to the Company's employee stock options, non-employee stock options, and warrants.

Cash Equivalents

The Company considers all investments with original maturities of three months or less when purchased to be cash equivalents.

Restricted Cash

In connection with the Credit Facility with its bank, the Company has on deposit $125,000 that is restricted as to use that has been included in other assets.

Concentration of Credit Risk

The Company grants credit to its customers, principally all of which are general or specialized construction contractors, none of which individually constitutes a significant portion of outstanding receivables. The Company does not require collateral to support financial instruments subject to credit risk.

At September 30, 2006, the Company had cash of approximately $92,000, that is in excess of insured amount limitations.

Stock Options and Similar Equity Instruments

The Company adopted the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation," for stock options and similar equity instruments (collectively, "Options") issued to employees; however, the Company will continue to apply the intrinsic value based method of accounting for options issued to employees prescribed by Accounting Principles Board ("APB") Opinion 25, "Accounting for Stock Issues to Employees," rather than the fair value based method of accounting prescribed by SFAS No. 123. SFAS No. 123 also applies to transactions in which an entity issues its equity instruments to acquire goods or services from non-employees. Those transactions must be accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measured.

On December 31, 2002, the Financial Accounting Standards Board issued SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure. SFAS No. 148 amends SFAS No. 123, to provide an alternative method of transition to SFAS No. 123's fair value method of accounting for stock based employee compensation. SFAS Stock Options and Similar Equity Instruments (continued)

No.148 also amends the disclosure provisions of SFAS No. 123 and APB Opinion 28, "Interim Financial Reporting," to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While the statement does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of SFAS No. 123 are applicable to all companies with stock based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS No. 123, or the intrinsic value method of APB Opinion
25. As required under SFAS No. 148, the following table presents pro forma net income and diluted net earnings per share as if the fair value-based method had been applied to all awards.

                                                                             Years Ended September 30,
                                                                                2006                      2005
Net (Loss) Income                                                            ($745,000)                 $130,000
Less: Fair Value of Options issued to
 employees and directors, net of income tax                                    (16,000)                  (13,000)
                                                                             ----------                 ---------
Pro Forma Net (loss) Income                                                  ($761,000)                 $117,000
                                                                             ==========                 =========
Weighted Average Basic Shares                                                5,206,493                 5,171,721

Weighted Average Diluted Shares                                              5,206,493                 5,193,276

Basic Net Income Per Share as Reported                                           ($.14)                     $.03
Basic Pro Forma Net Income per share                                             ($.15)                     $.02

Diluted Net Income Per Share as Reported                                         ($.14)                     $.03
Diluted Pro Forma Net Income per share                                           ($.15)                     $.02


The Black-Scholes option valuation model was used to estimate the fair value of the options granted during the year ended September 30, 2005. There were no options granted to employees during the year ended September 30, 2006. The model includes subjective input assumptions that can materially affect the fair value estimates. The model was developed for use in estimating the fair value of traded options that have no vesting restrictions and that are fully transferable. The expected volatility is estimated based on the most recent historical period of time equal to the weighted average life of the options granted. Principal assumptions used in applying the Black-Scholes model along with the results from the model for the year ended September 30, 2005 were as follows:

Assumptions:
Risk-free interest rate                        3.58%
Dividend                                          0
Expected life in years                      5 years
Expected volatility                              84%

2. Property and Equipment

Property and equipment  at September 30, 2006 are summarized as follows:

              Machinery and equipment                           $2,112,000
              Furniture and fixtures                               164,000
              Leasehold improvements                               111,000
                                                                -----------
                                                                 2,387,000
              Less accumulated depreciation and amortization     1,611,000
                                                                -----------
                                                                 $ 776,000
                                                                ===========


Depreciation and amortization expense related to these assets were $189,000 and $129,000 for the years ended September 30, 2006 and 2005, respectively.

3.  DISCONTINUED OPERATIONS

On May 31, 2006, the Company's wholly owned subsidiary, General Sound (Texas) Company ("General Sound") that operated in Dallas/Ft. Worth, Texas sold its inventory, property, trade name, business and operations to LCR Sound, a Texas company. The operations of General Sound are reported as discontinued for all periods presented in the Consolidated Financial Statements. Under terms of the asset purchase agreement, General Sound received cash proceeds from the buyer of $518,000 for its inventory ($203,215), property and equipment ($47,744) and goodwill ($69,140) resulting in a gain of $197,901. The buyer assumed responsibility for the remaining term of the lease for its office and warehouse space. General Sound retained cash and all accounts receivable and remains responsible for all existing liabilities, which have substantially been paid as of September 30, 2006.

The results of the discontinued operations for the years ended September 30, 2006 and 2005 are as follows:


         Years ended September 30,
                                                  2006                  2005
                                                 ------                ------
                Sales                          $1,398,809           $3,156,761
                Cost of Sales                   1,113,211            2,013,639
                Operating expenses                684,584            1,009,286
                Operating (loss) income         ($398,986)             133,836

                Gain on sale of assets            197,901                    -

               (Loss) income before taxes       ($201,085)          $  133,836




4.  Investment in Secure 724 L.P.

In May 2003, the Company acquired a 25% equity interest in Secure 724 LP ("Secure 724 LP"), an Ontario limited partnership. The investment in Secure 724 L.P. was valued at $432,500 and the investment is accounted for utilizing the equity method. The underlying equity of this investment on the date of the transaction was approximately $73,000; resulting in goodwill of approximately $360,000. For the years ended September 30, 2006 and 2005, an adjustment to the equity investment of $60,000 and $52,000, respectively was recorded to reflect the Company's 25% portion of the net loss of Secure 724 LP. The cumulative impact that was recorded for the 25% portion of the net loss from inception amounts to approximately $223,000.

In connection with the initial capital contribution per the partnership agreement, the Company also entered into note agreements and advanced $18,000 to Secure 724 LP in May 2003 and upon reaching milestones advanced $125,089 in August 2003. Additional advances were made to Secure 724 LP in October 2004 of $7,969 in December 2004 of $12,140 and July 2006 of $4,407. These notes receivable bear interest at a rate of 4% per annum and matures in May 2006, August 2006, October 2007, December 2007 and on demand, respectively.

Due to insufficient cash flow, lack of outside financing, and slow progress and uncertainty of bringing its product to market, the 25% equity investment, and loans to Secure 724 were deemed to be impaired at September 30, 2006 and an impairment charge of $377,264 was recorded to fully reserve for recovery of these investments. The Company is negotiating to sell its entire interest in Secure 724. However, there can be no assurance that such sale can be made for an amount and terms acceptable to the Company.


5.  Long-Term Debt

The Company has a $3 million revolving credit facility with TD Banknorth (formerly Hudson United Bank) (the "Credit Facility"). The Credit Facility has an annual interest rate of prime plus 1/4% on outstanding balances (8.50% at September 30, 2006) and was to expire in June 2007. On December 26, 2006, the credit facility was extended to expire in January 2008. The Credit Facility is secured by all assets of the Company and all of its operating subsidiaries. Advances under this Credit Facility are measured against a borrowing base calculated on eligible accounts receivable and inventories.

At September 30, 2006, the full amount of the Credit Facility was available under the borrowing base calculation and $929,000 was outstanding under this facility.

The Credit Facility includes certain restrictive covenants, which among other things, impose limitations on declaring or paying dividends, acquisitions, and capital expenditures. The Company is also required to maintain certain financial ratios and tangible net worth covenants. At September 30, 2006 the Company was not in default with any of its financial covenants.


Annual maturities of Notes Payable to Bank and Notes and Capital Leases Payable are as follows:

                Note Payable              Other Notes and             Total
                  Bank               Capital Leases Payable
             -------------------------------------------------------------------

  2007                                       $27,000                 $27,000
  2008          $929,000                      23,000                 952,000
  2009                                        23,000                  23,000
  2010                                        23,000                  23,000
  2011                                        21,000                  21,000
             -------------------------------------------------------------------
  Total         $929,000                    $117,000              $1,046,000
             ===================================================================



6.  Lease Commitments

The Company leases certain office and warehouse space under non cancelable operating leases expiring at various times through 2012 In February 2000, the Company signed a lease for office, manufacturing and warehouse space in Syosset, New York. An additional 700 square feet of space was added to the lease in August 2004. The rental schedule provides for monthly rent of $16,600 during 2006 with 3.3% yearly increases through the expiration of the lease in June 2012. In 2006, the lease was extended on similar terms to expire June 30, 2012.

The Company has a non-cancelable lease for its service center in New York City that became effective August 2002 and runs through December 31, 2009. The lease is for office and warehouse space and provides for yearly rental of $84,000 during the first year plus expenses with yearly escalation of 2% each year thereafter.

The following is a schedule of future minimum payments, by year and in the aggregate, under operating leases with initial or remaining terms of one year or more at September 30, 2006:

                                                        Total Operating
                                                            Leases

2007                                                    $   301,000
2008                                                        310,000
2009                                                        344,000
2010                                                        232,000
2011                                                        241,000
2012                                                        186,000
                                                     ------------------
Total minimum lease payments                             $1,614,000
                                                     ==================

Rental  expense   amounted  to  $299,000  and  $305,000,   for  2006  and  2005,
respectively.




7. Significant Customers and Suppliers

During fiscal 2006 and 2005, no customer accounted for more than 10% of sales. One supplier accounted for 7% and 10% of the Company's cost of sales during fiscal 2006 and 2005, respectively.


8  Income Taxes

During the years ended September 30, 2006 and 2005, the Company recorded a tax (benefit)/provision of $(329,000) and $56,000, respectively. A reconciliation of such provision with the amounts computed by applying the statutory federal income tax rate is as follows:

                                                                       Year Ended September 30,
                                                                         2006                2005
                                                                     -------------------------------
Statutory federal income tax rate                                         34%                 34%
Computed expected tax (benefit) from income (loss) from continuing
    operations before  income tax                                     ($320,000)           $36,000
Increase (decrease)in taxes resulting from:
   State and local income tax (benefit), net of Federal income tax      (72,000)            12,000
    Nondeductible expenses                                                3,000              2,000
Other                                                                    60,000              6,000
                                                                     -------------------------------
Income tax (benefit) expense                                          ($329,000)           $56,000
                                                                     ===============================

The Company provided $4,000 and $6,000 for state and local franchise and capital taxes for the years ended September 30, 2006 and 2005, respectively. These expenses have been included in selling, general and administrative expenses for each of the years presented.

The Company has recorded a current deferred tax asset and a non current deferred tax asset at September 30, 2006 and a current deferred tax asset and a current deferred tax liability at September 30, 2005. These deferred tax assets and liabilities relate to certain accelerated tax deductions or book provisions to be deducted in future tax returns and utilization of the 2006 net operating loss carryforward. Management anticipates profitable operations to resume at a level that will result in the utilization of the entire deferred tax asset.

The components of deferred tax assets and liabilities at September 30, 2006 consist of the following:

Deferred Tax Assets
-------------------
Allowance for doubtful accounts                  $141,000
IInventory reserve                                157,000
Net operating loss carryforward                   218,000
                                                 ---------
Total deferred tax asset                         $516,000
                                                 =========
Non Current Deferred Tax Asset/Liability
Impairment of equity investment and
  Notes receivable in Secure 724                  150,000
Depreciation and amortization                    (146,000)
                                                 ---------
Total Non Current Deferred Tax Asset/Liability   $  4,000
                                                 =========
9. Earnings Per Share

The computation of basic earnings per share, diluted earnings per share, weighted shares outstanding, and weighted average shares after potential dilution is as follows:

                                                                               Year Ended September 30,
---------------------------------------------------------------------------------------------------------
Basic EPS Computation                                                            2006             2005
                                                                                ------           ------
Net (loss) income from continuing operations                              $    (613,000)    $     50,000
Net (loss) income from discontinued  operations                                (132,000)          80,000
                                                                          --------------    -------------
Net (loss) income                                                             ($745,000)    $    130,000
                                                                          ==============    =============
Basic EPS Computation
Weighted average outstanding shares                                           5,206,453        5,171,721
Basic (Loss) Income Per Share from continuing operation                           ($.12)    $        .01

Basic (Loss) Income Per Share from discontinued operations                        ( .02)             .02
                                                                          --------------    -------------
Basic net (loss) income per basic share                                           ($.14)    $        .03
                                                                          ==============    =============
Diluted EPS Computation

Weighted-average shares-basic                                                 5,206,453        5,171,721

Plus: Incremental shares from
         assumed conversions
      Employee Stock Options*                                                                     14,036
      Warrants*                                                                                    7,520
                                                                                            -------------
      Dilutive common shares                                                                      21,555
                                                                                            -------------
Adjusted weighted average shares diluted                                      5,206,453        5,193,276
                                                                           -------------    -------------

Diluted (Loss) Income Per Share from continuing operations                 $       (.12)    $        .01
Diluted (Loss) Income per share from discontinued operations                       (.02)             .02
                                                                           -------------    -------------
Diluted net (loss) income per share                                        $       (.14)    $        .03
                                                                           =============    =============

-----------------------------------------------------------------------------------------------------------------

*    All options and  warrants  were  antidilutive  in the year ended  September
     2006.




10.  Employee Stock Options and Warrants

In March 2004, the Company and its stockholders adopted a nonqualified stock option plan ("2004 Plan"), which will expire March 10, 2009, except as to options outstanding under a prior 1997 Plan. Under the 2004 Plan, the Board of Directors may grant options to eligible employees at exercise prices not less than 100% of the fair market value of the common shares at the time the options are granted. The number of shares of Common Stock that may be issued shall not exceed an aggregate of up to 10% of the Company's issued and outstanding shares from time to time. Options vest at a rate of 20% per year commencing one year after date of grant. Issuances under the 2004 Plan are to be reduced by options outstanding under the prior 1997 nonqualified stock option plan.

In February 2005, the Board of Directors approved a grant of 130,000 stock options with a fair market value of $157,094 to certain employees, officers and directors of the Company under the 2004 Plan. The stock options vest ratably over five years and are exercisable at $2.50 per share, which exercise price was above the market price at the time of grant. There were no stock options granted during the year ended September 30, 2006.

Transactions involving stock options are summarized as follows:
                                                                Weighted Average
                                       Stock Options           Exercise Price of
                                        Outstanding          Options Outstanding
Balance September 30, 2004                75,580                  $  .50
   Options granted                       130,000                    2.50
   Options exercised                     (55,256)                    .50
Balance September 30, 2005               150,324                   $2.23
  Options exercised                      (18,832)                    .50
  Options expired                        (23,492)                   2.37
Balance September 30, 2006               108,000                   $2.50

There were 21,600 exercisable options at September 30, 2006 and 20,324 exercisable options at September 30, 2005.

During the years ended September 30, 2006 and 2005, employees exercised stock options to purchase 18,832 and 55,256 shares of Common Stock, respectively, for total consideration of $9,000 and $28,000, respectively.

Outstanding and exercisable stock options are as follows:

                    Outstanding at       Weighted Average     Exercisable at
Exercise Price    September 30, 2005    Contractual Life     September 30, 2006
-------------------------------------------------------------------------------
 $2.50                  108,000             3.5 years             21,600

In May 2003, the Company issued 50,000 warrants in connection with its 25% investment in Secure 724 LP. The warrants expired in May 2005. (See Note 4 - Investment in Secure 724 LP)

Transactions involving non-employee stock  warrants are summarized as follows:

                                                       Weighted Average
                                   Warrants          Exercise Price of
                                  Outstanding        Warrants Outstanding
                                  -----------        --------------------
Balance September 30, 2004          50,000               $1.15
   Warrants expired                (50,000)              $1.15
                                   --------
Balance September 30, 2005          - 0 -
Balance September 30, 2006          - 0 -

11. Contingencies

In the normal course of its operations, the Company has been, or from time to time may be, named in legal actions seeking monetary damages. Management does not expect, based upon consultation with legal counsel, that any item exists that will have a significant impact on the Company's business or financial condition.

12. Other

Approximately 34% of the Company's employees are covered by collective bargaining agreements. On July 10, 2005, the union representing hourly employees and the Company ratified a Collective Bargaining Agreement expiring March 9, 2009, providing for an increase in salaries and benefits averaging approximately 4% per year over the life of the contract.

Effective January 1, 1996, the Board of Directors instituted a 401K plan for non-union employees. The plan includes a profit sharing provision at the discretion of the Board of Directors. There was no profit sharing contribution in 2006 and for 2005 a profit sharing contribution of $41,000 was authorized and charged to expense.


13. Fair Value of Financial Instruments

SFAS No. 107, "Disclosures about Fair Values of Financial Instruments," requires disclosing fair value to the extent practicable for financial instruments which are recognized or unrecognized in the balance sheet. The fair value of the financial instruments disclosed herein is not necessarily representative of the amount that could be realized or settled, nor does the fair value amount consider the tax consequences of realization or settlement.

The carrying amount of cash and cash equivalents, trade receivables and payables, and short-term debt, approximates fair value because of the near term maturities of such obligations. The fair value of long-term debt was determined based on current rates at which the Company could borrow funds with similar remaining maturities, which amount approximates its carrying value.


14  New Accounting Pronouncement

In December 2004, the Financial Accounting Standards Board issued Statement of Accounting Financial Standards ("SFAS") No. 123R (revised 2004), "Shared-Based Payment," which addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. SFAS 123R requires an entity to recognize the grant-date fair-value of stock options and other equity-based compensation issued to employees in the income statement. SFAS 123R generally requires that an entity account for such transactions using the fair-value-based method, and eliminates the intrinsic value method of accounting in APB 25, which was permitted under SFAS 123, as originally issued. The revised statement also requires entities to disclose information about the nature of the share-based payment transactions and the effects of those transactions on the financial statements. SFAS No. 123R is effective for small business issuers for the first annual reporting period that begins after December 15, 2005. The Company plans to adopt SFAS No. 123R as of October 1, 2006 using the modified prospective transition method. As a result of adopting SFAS 123R the Company will recognize approximately $65,000 of compensation costs that will be expensed over the remaining vesting period.

In July 2006, the Financial Acoounting Standard Board ("FASB") released FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of SFAS No. 109" ("FIN 48"). FIN 48 clarifies the accounting and reporting for uncertainties in income tax law. FIN 48 prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. FIN 48 shall be effective for fiscal years beginning after December 15, 2006. Earlier adoption is permitted as of the beginning of an enterprise's fiscal year, provided the enterprise has not yet issued financial statements, including financial statements for any interim period for that fiscal year. The cumulative effects, if any, of applying FIN 48 will be recorded as an adjustment to retained earnings as of the beginning of the period of adoption. The Company has commenced the process of evaluating the expected effect of FIN 48 on its financial position and results of operations and has not yet determined such effects.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). This statement defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States ("GAAP"), and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements.
However, for some entities, the application of SFAS 157 will change current practice. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with earlier application permitted. The Company does not expect SFAS 157 to have a material impact on the Company's financial position or results of operations.

In September 2006, the staff of the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 ("SAB 108") which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. SAB 108 becomes effective in fiscal 2007. Adoption of SAB 108 is not expected to have a material impact on the Company's consolidated financial position, results of operations or cash flows.